UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

Pharsight Corporation

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

Tony Di Bona

Alloy Ventures, Inc.

480 Cowper Street, Second Floor

Palo Alto, California  94301

(650) 687-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1	13D	Page 2 of 19

1	NAME OF REPORTING PERSON Alloy Ventures 2000, LLC (“Alloy 2000”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

1,161,640 shares, of which 232,328 shares are issuable pursuant to warrants that are exercisable within 60 days, 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

1,161,640 shares, of which 232,328 shares are issuable pursuant to warrants that are exercisable within 60 days, 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,640 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 71721Q 10 1	13D	Page 3 of 19

1	NAME OF REPORTING PERSON Alloy Ventures 2000, L.P. (“Alloy Ventures”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539231

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

843,220 shares, of which 168,644 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

843,220 shares, of which 168,644 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,220 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 4 of 19

1	NAME OF REPORTING PERSON Alloy Investors 2000, L.P. (“Alloy Investors”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

173,860 shares, of which 34,772 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

173,860 shares, of which 34,772 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,860 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 5 of 19

1	NAME OF REPORTING PERSON Alloy Corporate 2000, L.P. (“Alloy Corporate”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

101,340 shares, of which 20,268 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

101,340 shares, of which 20,268 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,340 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 6 of 19

1	NAME OF REPORTING PERSON Alloy Partners 2000, L.P. (“Alloy Partners”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

43,220 shares, of which 8,644 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER 0

9

SOLE DISPOSITIVE POWER

43,220 shares, of which 8,644 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,220 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 7 of 19

1	NAME OF REPORTING PERSON Craig Taylor (“Taylor”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

8

SHARED VOTING POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,161,640 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 0

10

SHARED DISPOSITIVE POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”),  843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,161,640 of these shares.  Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,882 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 8 of 19

1	NAME OF REPORTING PERSON Douglas E. Kelly (“Kelly”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,000 shares issuable pursuant to options that vest within 60 days.

8

SHARED VOTING POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,161,640 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 15,000 shares issuable pursuant to options that vest within 60 days.

10

SHARED DISPOSITIVE POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”),  843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,161,640 of these shares.  Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,392,882 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 9 of 19

1	NAME OF REPORTING PERSON John F. Shoch (“Shoch”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

8

SHARED VOTING POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,161,640 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 0

10

SHARED DISPOSITIVE POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”),  843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,161,640 of these shares.  Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,882 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 10 of 19

1	NAME OF REPORTING PERSON Tony Di Bona (“Di Bona”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

8

SHARED VOTING POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,161,640 of these shares. Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9	SOLE DISPOSITIVE POWER 0

10

SHARED DISPOSITIVE POWER

4,377,882 shares, of which 323,974 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”),  843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,161,640 of these shares.  Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,882 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 11 of 19

1	NAME OF REPORTING PERSON J. Leighton Read (“Read”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

8

SHARED VOTING POWER

1,161,640 shares, of which 232,328 shares are issuable pursuant to warrants that are exercisable within 60 days, 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0

10

SHARED DISPOSITIVE POWER

1,161,640 shares, of which 232,328 shares are issuable pursuant to warrants that are exercisable within 60 days, 843,220 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 173,860 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 101,340 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 43,220 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,640 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 12 of 19

Item 1.            Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), issued by Pharsight Corporation, a Delaware corporation (“Pharsight”), which has its principal executive office at 800 West El Camino Real, Mountain View, CA 94040.

The Reporting Persons (defined below) acquired the Common Stock requiring the filing of this Schedule 13D through the purchase of units (“Units”).  Each Unit is comprised of: (a) one share of Series A preferred stock (“Preferred Stock”) of Pharsight, which is convertible into four shares of Common Stock, and (b) one warrant to acquire Common Stock (“Warrants”), pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of June 25, 2002, between certain investors and Pharsight Corporation (the “Purchase Agreement”).

Item 2.            Identity and Background

(a)                                  This Statement is filed by Alloy Ventures 2000, LLC (“Alloy 2000”), Alloy Ventures 2000, L.P. (“Alloy Ventures”), Alloy Investors 2000, L.P. (“Alloy Investors”), Alloy Corporate 2000, L.P. (“Alloy Corporate”), Alloy Partners 2000, L.P. (“Alloy Partners”), Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the Reporting Persons.

Alloy 2000 is the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners.  Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read are managing members of Alloy 2000 and may be deemed to have indirect beneficial ownership of shares of Pharsight owned by Alloy 2000.

Alloy 2000, Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read hereby disclaim beneficial ownership of shares of Pharsight directly owned by Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, except to the extent of any proportionate partnership interest and any indirect pecuniary interest therein.

Any disclosure herein with respect to persons other than each Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b)                                 The business address for the Reporting Persons is c/o Alloy Ventures 2000, LLC, 480 Cowper Street, Palo Alto, California 94301.

(c)                                  Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners are venture capital and investment management firms.

Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each managing member or partner who is denominated as a general partner or who functions as a managing member or general partner of Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners and each person controlling such partner or managing member.

Set forth in Schedule I to this Schedule 13D is the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.

(d)                                 During the past five years, none of the Reporting Persons, nor to any of the Reporting Persons’ knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons nor, to any of the Reporting Persons’ knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final

CUSIP No. 71721Q 10 1	13D	Page 13 of 19

order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Craig Taylor, Douglas E. Kelly, John F. Shoch and J. Leighton Read are citizens of the United States.  Tony Di Bona is a citizen of Australia.

Item 3.            Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Common Stock through the purchase of Units.  Each Unit is comprised of: (a) one share of Preferred Stock, which is convertible into four shares of Common Stock, (b) and one Warrant, pursuant to the Purchase Agreement.  The purchase price for each share of Preferred Stock is $4.008 (the equivalent of $1.002 per share of Common Stock).  The purchase price for each Warrant is $0.125.

Alloy Partners and Alloy Ventures acquired the Units with cash from their own accounts.  Alloy Corporate and Alloy Investors acquired the Units with cash available under bank credit lines.  The credit lines were established pursuant to the terms of two separate loan agreements, dated November 20, 2001, between Silicon Valley Bank (the “Bank”) and each of Alloy Investors  and Alloy Corporate.  Pursuant to the terms of the loan agreements, advances from the credit lines may be made to Alloy Investors and Alloy Corporate for up to $5,610,000 and $3,290,000, respectively, or the “Borrowing Base” (as such term is defined in the loan agreements), whichever is less.  Advances from the credit lines accrue interest on any outstanding principal balance at a per annum rate equal to the Bank’s most recently announced prime rate.  The loan agreements terminate on November 20, 2002, at which time all prior advances on the credit lines become immediately payable.  The loan agreements are incorporated by reference as Exhibits 99.2 and 99.3 hereto

Item 4.            Purpose of Transaction

The Reporting Persons acquired the Preferred Stock and the Warrants to obtain an equity interest in Pharsight.

The Reporting Persons intend to acquire up to 675,001 additional shares of Preferred Stock at a purchase price of $4.008 per share (convertible into 2,700,004 shares of Common Stock), and up to 675,001 additional Warrants at a purchase price of $0.125 per share, at a second closing (the “Second Closing”) for cash consideration.  The Second Closing is anticipated to occur after stockholder approval is obtained by Pharsight for the additional issuance of shares of Common Stock.  The holders of Preferred Stock are entitled to receive, but only out of legally available funds, quarterly dividends at the rate of 8% per year, which are payable by Pharsight in cash or Series B preferred stock.  These quarterly dividends will commence in September 2002.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(1)   the acquisition by any person of additional securities of Pharsight or the disposition of additional securities of Pharsight;

(2)   an extraordinary corporate transaction such as a merger, reorganization or liquidation of Pharsight, involving Pharsight or any of its subsidiaries;

(3)   the sale or transfer of a material amount of assets of Pharsight or any of its subsidiaries;

(4)   any change in the present board of directors or management of Pharsight;

(5)   any material change in Pharsight’s present capitalization or dividend policy;

(6)   any other material change in Pharsight’s business or corporate structure;

(7)   changes in Pharsight’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pharsight by any person;

(8)   causing a class of securities of Pharsight to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)   a class of securities of Pharsight becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

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The Reporting Persons intend to continually review Pharsight’s business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to Pharsight as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock either in the open market or in privately negotiated transactions or selling their shares of Common Stock either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Reporting Persons alone or with other persons.

Item 5.            Interest in Securities of the Issuer

(a)                                  Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

Such shares reported by Alloy 2000 include 929,312 shares of Common Stock issuable upon the conversion of Preferred Stock and 232,328 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Ventures include 674,576 shares of Common Stock issuable upon the conversion of Preferred Stock and 168,644 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Investors include 139,088 shares of Common Stock issuable upon the conversion of Preferred Stock and 34,772 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Corporate include 81,072 shares of Common Stock issuable upon the conversion of Preferred Stock and 20,268 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Partners include 34,576 shares of Common Stock issuable upon the conversion of Preferred Stock and 8,644 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Craig Taylor, John F. Shoch and Tony Di Bona include 929,312 shares of Common Stock issuable upon the conversion of Preferred Stock and 323,974 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by J. Leighton Read include 929,312 shares of Common Stock issuable upon the conversion of Preferred Stock and 232,328 shares issuable upon the exercise of Warrants.

Such shares reported by Douglas E. Kelly include 929,312 shares of Common Stock issuable upon the conversion of Preferred Stock, 323,974 shares of Common Stock issuable upon the exercise of Warrants and 15,000 shares of Common Stock issuable upon the exercise of certain stock options.

(b)                                 Reference is made to rows (7) through (10) on the cover page for each Reporting Person.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole power to vote and dispose of all shares of Common Stock that are owned by such parties.  Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners.

AMC Partners 96, L.P., a California limited partnership (“AMC”), is the general partner of Asset Management Associates 1996, L.P., a California limited partnership (“AMA”).  AMC and AMA are venture capital and investment management firms.  AMA holds 3,216,242 shares of Common Stock, of which 91,646 shares are issuable pursuant to warrants that are exercisable within 60 days.  AMC and Douglas E. Kelly, John F. Shoch, Tony Di Bona, Franklin P. Johnson, Jr. and W. Ferrell Sanders, the general partners of AMC (collectively, the “General Partners”), may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by AMC and AMA.  The address of AMC, AMA and the General Partners is c/o AMC Partners 96, L.P., 480 Cowper Street, 2nd Floor, Palo Alto, California 94301.

Franklin P. Johnson, Jr. and W. Ferrell Sanders are employed as general partners of AMC and are citizens of the United States.  Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of Douglas E. Kelly, John F. Shoch and Tony Di Bona.  The present principal occupation or employment for each of Douglas E. Kelly, John F. Shoch and Tony Di Bona is set forth on Schedule I to this Schedule 13D.

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During the past five years, neither AMC, AMA nor any of the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither AMC, AMA  nor any of the General Partners was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

AMC and each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona hereby disclaim beneficial ownership of shares of Pharsight directly owned by AMA, except to the extent of any proportionate partnership interest and any indirect pecuniary interest therein.

(c)                                  In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.

(d)                                 Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, will benefit economically from the Common Stock held by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, and from their interest in such entities, as disclosed in Rows 7 and 9 of the cover page for each of Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.

Under certain circumstances set forth in the limited partnership agreements of AMC, AMA, Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Pharsight owned by such entity of which they are a partner.

(e)                                  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 3 and Item 4.  Pursuant to the Purchase Agreement, the Reporting Persons intend to acquire up to 675,001 additional shares of Preferred Stock at a purchase price of $4.008 per share (convertible into 2,700,004 shares of Common Stock), and up to 675,001 additional Warrants at a purchase price of $0.125 per share, at the Second Closing for cash consideration.  The Second Closing is anticipated to occur after stockholder approval is obtained by Pharsight for the additional issuance of shares of Common Stock.

Item 7.            Material to be Filed as Exhibits

A	Agreement of Joint Filing.
B

Loan Agreement, dated November 20, 2001, between Silicon Valley Bank and Alloy Investors 2000, L.P. (Incorporated by reference to Exhibit 99.2 of Pharsight Corporation’s Current Report on Form 8-K (the “Current Report”), as filed with the Securities and Exchange Commission on July 8, 2002.)

C	Loan Agreement, dated November 20, 2001, between Silicon Valley Bank and Alloy Corporate 2000, L.P. (Incorporated by reference to Exhibit 99.3 of the Current Report.)
D

Certificate of Designations of Series A and Series B Convertible Preferred Stock of Pharsight Corporation, as filed with the Secretary of State of the State of Delaware on June 26, 2002. (Incorporated by reference to Exhibit 3.4 of Pharsight Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002 (the “Annual Report”), as filed with the Securities and Exchange Commission on July 1, 2002. )

E	Pharsight Corporation Preferred Stock and Warrant Purchase Agreement, dated June 25, 2002, with exhibits. (Incorporated by reference to Exhibit 10.31 of the Annual Report. )
F	Form of Pharsight Corporation Warrant for the Purchase of Shares of Common Stock. (Incorporated by reference to Exhibit 10.32 of the Annual Report. )

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SIGNATURES

Date: July 8, 2002

ALLOY VENTURES 2000, LLC By: /s/ Tony Di Bona Tony Di Bona, Managing Member
ALLOY VENTURES 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.
ALLOY INVESTORS 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.
ALLOY CORPORATE 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.
ALLOY PARTNERS 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.
/s/ Craig Taylor CRAIG TAYLOR
/s/ Douglas E. Kelly DOUGLAS E. KELLY
/s/ John F. Shoch JOHN F. SHOCH
/s/ Tony Di Bona TONY DI BONA
/s/ J. Leighton Read J. LEIGHTON READ

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT INDEX

A	Agreement of Joint Filing.
B

Loan Agreement, dated November 20, 2001, between Silicon Valley Bank and Alloy Investors 2000, L.P. (Incorporated by reference to Exhibit 99.2 of Pharsight Corporation’s Current Report on Form 8-K (the “Current Report”), as filed with the Securities and Exchange Commission on July 8, 2002.)

C	Loan Agreement, dated November 20, 2001, between Silicon Valley Bank and Alloy Corporate 2000, L.P. (Incorporated by reference to Exhibit 99.3 of the Current Report.)
D

Certificate of Designations of Series A and Series B Convertible Preferred Stock of Pharsight Corporation, as filed with the Secretary of State of the State of Delaware on June 26, 2002. (Incorporated by reference to Exhibit 3.4 of Pharsight Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002 (the “Annual Report”), as filed with the Securities and Exchange Commission on July 1, 2002. )

E	Pharsight Corporation Preferred Stock and Warrant Purchase Agreement, dated June 25, 2002, with exhibits. (Incorporated by reference to Exhibit 10.31 of the Annual Report. )
F	Form of Pharsight Corporation Warrant for the Purchase of Shares of Common Stock. (Incorporated by reference to Exhibit 10.32 of the Annual Report. )

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SCHEDULE I

GENERAL PARTNERS OF ALLOY VENTURES 2000, LLC,

ALLOY VENTURES 2000, L.P., ALLOY INVESTORS 2000, L.P.,

ALLOY CORPORATE 2000, L.P. AND ALLOY PARTNERS 2000, L.P.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Craig Taylor	President, Alloy Ventures, Inc.; General Partner of AMC Partners 96, L.P.; Managing Member of Alloy Ventures 2000, LLC
John F. Shoch	Vice President, Alloy Ventures, Inc.; General Partner of AMC Partners 96, L.P.; Managing Member of Alloy Ventures 2000, LLC
Douglas E. Kelly	Vice President, Alloy Ventures, Inc.; General Partner of AMC Partners 96, L.P.; Managing Member of Alloy Ventures 2000, LLC
J. Leighton Read	Vice President, Alloy Ventures, Inc.; Managing Member of Alloy Ventures 2000, LLC
Tony Di Bona	Chief Financial Officer, Alloy Ventures, Inc.; General Partner of AMC Partners 96, L.P.; Managing Member of Alloy Ventures 2000, LLC

All individuals named in the above table are employed by Alloy Ventures, Inc.  The address of Alloy Ventures 2000, LLC is 480 Cowper Street, Palo Alto, CA 94301.

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EXHIBIT A

                The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Pharsight Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Executed this 8th day of July, 2002.

ALLOY VENTURES 2000, LLC By: /s/ Tony Di Bona Tony Di Bona, Managing Member
ALLOY VENTURES 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.
ALLOY INVESTORS 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.
ALLOY CORPORATE 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.
ALLOY PARTNERS 2000, L.P. By: /s/ Tony Di Bona Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.
/s/ Craig Taylor CRAIG TAYLOR
/s/ Douglas E. Kelly DOUGLAS E. KELLY
/s/ John F. Shoch JOHN F. SHOCH
/s/ Tony Di Bona TONY DI BONA
/s/ J. Leighton Read J. LEIGHTON READ